

Mail Stop 4631

April 24, 2018

Via E-mail
Mr. Carl Weatherley-White, Chief Financial Officer
VivoPower International PLC
91 Wimpole Street, Marylebone
London W1G 0EF
United Kingdom

> **Re:** **VivoPower International PLC**
> **Form 20-F for the year ended March 31, 2017**
> **Filed August 1, 2017 as amended on August 1, 2017**
> **File No. 1-37974**

Dear Mr. Weatherley-White:

We have reviewed your April 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2018 letter.

Form 20-F for the fiscal year ended March 31, 2017

Consolidated Statement of Comprehensive Income, page F-4

1. We have read your response to our prior comment number one. We note your presentation of gross profit excluding the costs associated with development fees, presents a measure of gross profit that is incomplete, as it excludes costs that you are required to incur to generate revenue. As a result, it appears that your current presentation does not provide your financial statement users any insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as general and administrative. Accordingly, it appears that you should revise your financial statement presentation to report line items comprised of functional

expenses of a similar nature and subtotals of gross profit that are complete. Please refer to paragraphs 15, 29, 85, 85A, 99, and 103 of IAS 1.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction